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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 11-K


 X  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
- --- 1934 for the fiscal year ended May 28, 1994

                                      or

    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                        Commission File Number: 0-5813


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Herman Miller, Inc., Employee Ownership-Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                Herman Miller, Inc.
                855 East Main Avenue
                PO Box 302
                Zeeland, Michigan 49464-0302


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                             FINANCIAL STATEMENTS


The following financial statements are filed as part of this report:

- -       Report of Independent Public Accountants
- -       Statements of Net Assets Available for Plan Benefits as of May 28,
        1994, and May 29, 1993
- -       Statements of Changes in Net Assets Available for Plan Benefits for the
        years ended May 28, 1994, and May 29, 1993
- -       Notes to Financial Statements
- -       Schedule of Assets Held for Investment Purposes as of May 28, 1994
- -       Schedule of Reportable Transactions for the year ended May 28, 1994

Notes: In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   EXHIBITS


The following exhibits are filed as part of this report:

EX-23   Consent of Arthur Andersen LLP





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                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

November 18, 1994                 HERMAN MILLER, INC., EMPLOYEE
                                  OWNERSHIP/PROFIT SHARING PLAN


                                  By The Plan Administrative Committee
                                     -------------------------------------
                                     Its Named Administrator and Fiduciary


                                  By /s/ James H. Bloem
                                     -------------------------------------
                                     James H. Bloem
                                     Vice President, Chief Financial Officer,
                                     and Principal Accounting Officer
                                     Herman Miller, Inc.
                                     Plan Administrative Committee Chairman


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                                EXHIBIT INDEX

No.                             Description                             Page
- ---                             -----------                             ----
Exhibit 23      Consent of Independent Public Accountants